Filed Pursuant to Rule 253(g)(2)

File No. 024-11310

RDE, INC.

5880 Live Oak Parkway

Suite 100

Norcross, Georgia 30093

(773) 272-5000

www.restaurant.com and www.specials.restaurant.com

This Offering Circular Supplement No. 1 (the “Supplement”) relates to the Post-Qualification Offering Circular Amendment No. 4 of RDE, Inc. (the “Company”), dated November 17, 2020 and qualified on November 24, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is currently offering shares of common stock of our company on a “best efforts” basis. This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular, including any amendments or supplements thereto.

This Supplement is being filed to provide updated disclosure to reflect that, effective December 2, 2020, the Company has engaged Dalmore Group, LLC as its broker of record for the offering of shares of our common stock. This Supplement also is being filed to include additional information regarding the full or partial payoff of certain institutional and individual convertible debt holders of the Company as set forth below.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is December 14, 2020.

Effective December 2, 2020, we have engaged Dalmore Group, LLC (“Dalmore Group”) to serve as our broker of record to assist in the sale of our shares of common stock pursuant to Regulation A. Dalmore Group will receive compensation for sales of our common stock offered hereby at a fixed fee rate of 1% of the gross proceeds we receive with respect to each share of Common Stock sold in for which Dalmore Group acts as broker of record. See “Plan of Distribution.” All capitalized items used herein but not otherwise defined shall have the same meaning ascribed to them in the Offering Circular.

	Price to Public (1)	Underwriting Discounts and Commissions (2)	Proceeds to Issuer (Before Expenses)(3)

Per share	$3.50	$0.035	$3.465

Total Maximum	$7,000,000	$70,000	$6,930,000

(1)	The offering price is based on the Company having a $30 million valuation or 2.9 times its 2019 revenue compared to comparable companies trading between 6-9 times their revenues and its view that the current $0.60 per share price on the OTC:QB is an artificially low price based upon the absence of an active public and shareholder relations effort, a thinly traded stock and what it expects to be the temporary depressing impact on the restaurant business from the COVID-19 pandemic.

(2)	See “Plan of Distribution” for details of the compensation payable to Dalmore Group. Dalmore Group will act as our broker/dealer of record for this Offering. We will pay Dalmore Group a cash fee of 1% of the gross proceeds we receive with respect to the sale of our shares of common stock in this Offering.

(3)	The Company expects to spend approximately $140,000 in expenses relating to this Offering, including legal, accounting, travel, printing and other miscellaneous expenses, not including state filing fees.

OFFERING SUMMARY

Common Stock to be Sold	Up to 2,000,000 shares of our common stock

Common Stock Outstanding	8,904,365 as of December 10, 2020

Use of Proceeds	We expect our net proceeds from this offering will be approximately $7 million. We plan to use the net proceeds to us from this Offering for working capital and other general corporate purposes, which may include the acquisition of other businesses, products or technologies; however, we do not have any commitments for any acquisitions at this time. See “Use of Proceeds”.

Dividend Policy	We have never declared any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in financing the growth of our business and do not anticipate paying any cash dividends for the foreseeable future.

Broker	As of December 2, 2020, the Company entered into a Broker-Dealer Agreement to engage the services of Dalmore Group, LLC to act as our broker of record to assist in the sale of our Common Stock being offered on a “best efforts” basis. Dalmore Group’s engagement will become effective upon issuance of the No Objection Letter by FINRA. See “Plan of Distribution”.

OTC:QB Symbol	RSTN

Risk Factors	You should carefully consider the information set forth in this Offering Circular and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 7 of this Offering Circular before deciding whether or not to invest in our common stock.

PLAN OF DISTRIBUTION

Currently, we plan to have our directors and executive officers sell the shares in this Offering. They will receive no discounts or commissions. Our executive officers will deliver this Offering Circular to those persons who they believe might have interest in purchasing all or a part of this offering. We may generally solicit investors, including, but not limited to, the use of social media, newscasts, advertisements, roadshows and the like.

Our directors and officers will not register as broker-dealers under Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the Offering of the issuer’s securities and not be deemed to be a broker-dealer. The conditions are that:

●	the person meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (i) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (ii) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (iii) does not participate in selling and Offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1 of the Exchange Act.

Our officers and directors are not statutorily disqualified, are not being compensated, and are not associated with a broker-dealer. They are and will continue to hold their positions as officers or directors following the completion of the Offering and have not been during the past 12 months and are currently not brokers or dealers or associated with brokers or dealers. They have not nor will they participate in the sale of securities of any issuer more than once every 12 months.

Our Common Stock is not listed on any national securities exchange or the NASDAQ stock market. However, our stock is quoted on the OTC:QB Venture Market under the symbol “RSTN.” While our Common Stock is on the Venture Market, there has been limited trading volume. There is no guarantee that an active trading market will develop in our securities. Accordingly, our shares should be considered highly illiquid, which inhibits investors’ ability to resell their shares.

Upon this Offering Circular being qualified by the SEC, the Company may offer and sell shares from time to time until all of the shares registered are sold; however, this Offering will terminate one year from the qualification date of this amended Offering Circular, unless extended or terminated by the Company. The Company may terminate this Offering at any time and may also extend the Offering term by 90 days.

There can be no assurances that we will sell any or all of the securities. All shares will be offered on a “best efforts” basis.

All of the foregoing and following may affect the marketability of our securities. Should any fundamental change occur regarding the status or other matters concerning the selling shareholders or us, we will file an amendment to this Offering Circular disclosing such matters.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

We are offering up to 2,000,000 shares of our Common Stock for $3.50 per share, for a total of up to $7,000,000 in gross offering proceeds, assuming all securities are sold. There is no minimum investment established for investors and no minimum Offering amount. We may sell significantly fewer shares of common stock than those offered hereby. All accepted subscription funds will be immediately available for our use. We may, in our sole discretion, choose to accept the cancelation of debt owed by us as consideration for shares of common stock offered hereby. Any shares of Common Stock sold for debt cancellation shall be subject to the same terms and conditions as other shares sold hereunder, including the purchase price for such shares.

All subscription agreements and checks are irrevocable until accepted or rejected by the Company and should be delivered to us at the address provided in the subscription agreement. A subscription agreement executed by a subscriber is not binding on us until it is accepted on our behalf by our CEO or by specific resolution of our Board of Directors. We may accept or reject any subscription, in whole or in part, in its sole discretion.

We will deliver stock certificates to the purchasers within five days from request by a shareholder; otherwise shareholders’ shares may be noted and held in our corporate shareholder register.

Effective December 2, 2020, Dalmore Group has agreed to act as our broker of record in connection with the sale of our Common Stock, subject to the terms and conditions of a Broker-Dealer Agreement dated December 2, 2020. Pursuant to the agreement, Dalmore Group’s role in the offering is limited to serving as the broker of record, including providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. Dalmore Group will have access to the subscription information provided by investors and will serve as broker of record for the Offering. Dalmore Group will not solicit any investors on our behalf, act as underwriter or provide investment advice or investment recommendations to any investor.

Dalmore Group is a broker-dealer registered with the Commission and a member of FINRA and SIPC and will be registered in each state where we sell shares of our Common Stock. Dalmore Group will receive a brokerage fee but will not purchase any interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with this Offering.

We agreed to pay Dalmore Group a consulting fee of $20,000, of which $10,000 will be due and payable immediately after FINRA issues a No Objection Letter and the remaining $10,000 will be due and payable within 30 days after FINRA issues a No Objection Letter, as well as an advance of $5,000 for expenses and $1,550 for the FINRA corporate filing fee. In addition, we agreed to indemnify Dalmore Group and each of its affiliates and their respective representatives and agents for any loss, liability, judgment, arbitration award, settlement, damage or cost (which we refer to as losses) incurred in any third-party suit, action, claim or demand (which we refer to, collectively, as a proceeding) to the extent they are based upon our breach of any provision of Broker-Dealer Agreement, our wrongful acts or omissions or this offering. Dalmore Group agreed to indemnify us and each of our affiliates and their and our representatives and agents from any losses arising out of any proceeding to the extent they are based upon Dalmore Group’s breach of the agreement or the wrongful acts or omissions of Dalmore Group or Dalmore Group’s failure to comply with any applicable federal, state or local laws, regulators or codes in the performance of its obligations under the agreement.

The Broker-Dealer Agreement has a 12-month term beginning December 2, 2020 and will renew automatically for successive 12-months terms unless either party provides notice of non-renewal at least 60 days prior to the expiration of the then-current term. Additionally, the agreement may be terminated by either party for breach, misrepresentation, failure to comply with legal requirements or insolvency.

RECENT FINANCINGS

We received in December 2020 $1,102,700 from a number of existing shareholders in return for the issuance of Common Stock to these investors for the purpose of paying past due amounts to certain institutional convertible note holders and one individual as well. As a result, we paid (i) EMA Financial $200,000 in return for it cancelling both its August 15, 2019, senior convertible note in the principal amount of $112,750, bearing interest at 8% per annum and with a 12-month maturity date, which note was past due, and a warrant to purchase 18,667 shares of RDE’s common stock at an exercise price of $9.00 per share for an exercise period of three years from August 15, 2019, (ii) FirstFire Global $150,000 in return for FirstFire Global cancelling both its senior convertible note dated November 13, 2018, in the principal amount of $220,000, bearing interest at 8% per annum, and with a 12-month maturity date, which note was past due, and a warrant to purchase 35,000 shares of our common stock at an exercise price of $7.50 per share for an exercise period of three years from November 13, 2018, and will either issue 110,000 shares of Common Stock that FirstFire Global agreed that it would not sell until February 7, 2021, and for an additional 90 days thereafter agreed not to exceed 20% of the monthly trading volume in RDE’s common stock or pay the convertible note in full; and (iii) Auctus $300,000, with an additional $400,000 due on or before January 31, 2021, in return for it cancelling two senior convertible notes and two warrants, the first convertible note dated April 9, 2019, in the principal amount of $277,500, bearing interest of 8% per annum with a maturity date of April 9, 2020, which note was past due, and a warrant exercisable for three years to purchase 46,667 shares at an exercise price of $9.00 per share, and a convertible note dated July 30, 2019, in the principal amount of $277,500, bearing interest of 8% per annum with a maturity date of July 22, 2020, which note was past due, and a warrant exercisable for three years to purchase up to 46,667 shares at an exercise price of $9.00 per share.

We also settled outstanding litigation with an individual who held a promissory note that we had issued. On April 24, 2020, a lawsuit styled Tyler Anderson v. uBid Holdings, Inc. and Ketan Thakker, Case No. 2020L004611, was brought in the Cook County Circuit Court in the State of Illinois. The plaintiff was the holder of a promissory note that we issued in the principal amount of $275,000 due May 2, 2019, plus accrued and unpaid interest at an annual interest rate of 2%. We entered into a settlement agreement in which we agreed to pay a total of $306,934.50 to have the case dismissed with prejudice through a series of payments as follows: $65,000 that was paid upon execution of the settlement agreement, $25,000 to be paid on December 15, 2020, January 15, 2021, February 15, 2021 and March 15, 2021, with the balance to be paid on March 31, 2021.

EXHIBIT INDEX

Exhibit No.	Description

6.1	Broker-Dealer Agreement dated December 2, 2020 between RDE, Inc. and Dalmore Group, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDE, Inc.

/s/ Ketan Thakker
By Ketan Thakker, President and Chief Executive Officer

Exhibit 6.1

Broker-Dealer Agreement

This agreement (together with exhibits and schedules, the “Agreement”) is entered into by and between RDE, Inc. (“Client”), a Delaware Corporation, and Dalmore Group, LLC., a New York Limited Liability Company (“Dalmore”). Client and Dalmore agree to be bound by the terms of this Agreement, effective as of December 2, 2020 (the “Effective Date”):

Whereas, Dalmore is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others;

Whereas, Client is offering securities directly to the public in an offering exempt from registration under Regulation A (the “Offering”); and

Whereas, Client recognizes the benefit of having Dalmore as a service provider for investors who participate in the Offering (“Investors”).

Now, Therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Appointment, Term, and Termination

a. Client hereby engages and retains Dalmore to provide operations and compliance services at Client’s discretion.

b. The Agreement will commence on the Effective Date and will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless any party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term. If Client defaults in performing the obligations under this Agreement, the Agreement may be terminated (i) upon sixty (60) days written notice if Client fails to perform or observe any material term, covenant or condition to be performed or observed by it under this Agreement and such failure continues to be unremedied, (ii) upon written notice, if any material representation or warranty made by either Provider or Client proves to be incorrect at any time in any material respect, (iii) in order to comply with a Legal Requirement, if compliance cannot be timely achieved using commercially reasonable efforts, after providing as much notice as practicable, or (iv) upon thirty (30) days’ written notice if Client or Dalmore commences a voluntary proceeding seeking liquidation, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappeable order for relief, under any bankruptcy, insolvency or other similar law, or either party executes and delivers a general assignment for the benefit of its creditors. The description in this section of specific remedies will not exclude the availability of any other remedies. Any delay or failure by Client to exercise any right, power, remedy or privilege will not be construed to be a waiver of such right, power, remedy or privilege or to limit the exercise of such right, power, remedy or privilege. No single, partial or other exercise of any such right, power, remedy or privilege will preclude the further exercise thereof or the exercise of any other right, power, remedy or privilege. All terms of the Agreement, which should reasonably survive termination, shall so survive, including, without limitation, limitations of liability and indemnities, and the obligation to pay Fees relating to Services provided prior to termination.

2. Services. Dalmore will perform the services listed on Exhibit A attached hereto and made a part hereof, in connection with the Offering (the “Services”). Unless otherwise agreed to in writing by the parties.

3. Compensation. As compensation for the Services, Client shall pay to Dalmore a fee equal to one hundred (100) basis points on the aggregate amount raised by the Client. This will only start after FINRA Corporate Finance issues a No Objection Letter for the offering. Client authorizes Dalmore to deduct the fee directly from the Client’s third party escrow or payment account.

There will also be a onetime advance payment for out of pocket expenses of $5,000. Payment is due and payable upon execution of this agreement. The advance payment will cover expenses anticipated to be incurred by the firm such a preparing the FINRA filing, due diligence expenses, working with the Client’s SEC counsel in providing information to the extent necessary, and any other services necessary and required prior to the approval of the offering. The firm will refund a portion of the payment related to the advance to the extent it was not used, incurred or provided to the Client.

The Client shall also engage Dalmore as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Client will pay a onetime Consulting Fee of $20,000, of which $10,000 will be due and payable immediately after FINRA issues a No Objection Letter, and the remaining $10,000 will be due and payable within 30 days after FINRA issues a No Objection Letter.

4. Regulatory Compliance

a. Client and all its third party providers shall at all times (i) comply with direct requests of Dalmore; (ii) maintain all required registrations and licenses, including foreign qualification, if necessary; and (iii) pay all related fees and expenses (including the FINRA Corporate Filing Fee), in each case that are necessary or appropriate to perform their respective obligations under this Agreement. Client shall comply with and adhere to all Dalmore policies and procedures.

FINRA Corporate Filing Fee for this $7,000,000, best efforts offering will be $1,550 and will be a pass- through fee payable to Dalmore, from the Client, who will then forward it to FINRA as payment for the filing. This fee is due and payable prior to any submission by Dalmore to FINRA.

b. Client and Dalmore will have the shared responsibility for the review of all documentation related to the Transaction but the ultimate discretion about accepting a client will be the sole decision of the Client. Each Investor will be considered to be that of the Client’s and NOT Dalmore.

c. Client and Dalmore will each be responsible for supervising the activities and training of their respective sales employees, as well as all of their other respective employees in the performance of functions specifically allocated to them pursuant to the terms of this Agreement.

d. Client and Dalmore agree to promptly notify the other concerning any material communications from or with any Governmental Authority or Self Regulatory Organization with respect to this Agreement or the performance of its obligations, unless such notification is expressly prohibited by the applicable Governmental Authority.

5. Role of Dalmore. Client acknowledges and agrees that Client will rely on Client’s own judgment in using Dalmore’ Services. Dalmore (i) makes no representations with respect to the quality of any investment opportunity or of any issuer; (ii) does not guarantee the performance to and of any Investor; (iii) will make commercially reasonable efforts to perform the Services in accordance with its specifications; (iv) does not guarantee the performance of any party or facility which provides connectivity to Dalmore; and (v) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction. Nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship of any kind.

6. Indemnification.

a. Indemnification by Client. Client shall indemnify and hold Dalmore, its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs (collectively, “Losses”), resulting from or arising out of any third party suits, actions, claims, demands or similar proceedings (collectively, “Proceedings”) to the extent they are based upon (i) a breach of this Agreement by Client, (ii) the wrongful acts or omissions of Client, or (iii) the Offering.

b. Indemnification by Dalmore. Dalmore shall indemnify and hold Client, Client’s affiliates and Client’s representatives and agents harmless from any Losses resulting from or arising out of Proceedings to the extent they are based upon (i) a breach of this Agreement by Dalmore or (ii) the wrongful acts or omissions of Dalmore or its failure to comply with any applicable federal, state, or local laws, regulations, or codes in the performance of its obligations under this Agreement.

c. Indemnification Procedure. If any Proceeding is commenced against a party entitled to indemnification under this section, prompt notice of the Proceeding shall be given to the party obligated to provide such indemnification. The indemnifying party shall be entitled to take control of the defense, investigation or settlement of the Proceeding and the indemnified party agrees to reasonably cooperate, at the indemnifying party’s cost in the ensuing investigations, defense or settlement.

7. Notices. Any notices required by this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, or faxed or emailed to the other parties hereto at such addresses as such other parties may designate from time to time for the receipt of such notices. Until further notice, the address of each party to this Agreement for this purpose shall be the following:

If to the Client:

RDE, Inc.	Restaurant.com, Inc.
5880 Live Oak Parkway, Suite 100	1500 West Shure Drive
Norcross, GA 30093	Arlington Heights, IL 60004
Attn: Ketan Thakker - CEO	Attn: Aaron Horowitz, Gen Counsel
Tel: 773-272-5000	Email: ahorowitz@restaurant.com
Email: Ketan.thakker@ubid.com

If to Dalmore:

Dalmore Group, LLC.
525 Green Place
Woodmere, NY 11598
Attn: Etan Butler, Chairman
Tel: 917-319-3000
etan@dalmorefg.com

8. Confidentiality and Mutual Non-Disclosure:

a. Confidentiality.

i. Included Information. For purposes of this Agreement, the term “Confidential Information” means all confidential and proprietary information of a party, including but not limited to (i) financial information, (ii) business and marketing plans, (iii) the names of employees and owners, (iv) the names and other personally-identifiable information of users of the third-party provided online fundraising platform, (v) security codes, and (vi) all documentation provided by Client or Investor.

ii. Excluded Information. For purposes of this Agreement, the term “confidential and proprietary information” shall not include (i) information already known or independently developed by the recipient without the use of any confidential and proprietary information, or (ii) information known to the public through no wrongful act of the recipient.

iii. Confidentiality Obligations. During the Term and at all times thereafter, neither party shall disclose Confidential Information of the other party or use such Confidential Information for any purpose without the prior written consent of such other party. Without limiting the preceding sentence, each party shall use at least the same degree of care in safeguarding the other party’s Confidential Information as it uses to safeguard its own Confidential Information. Notwithstanding the foregoing, a party may disclose Confidential Information (i) if required to do by order of a court of competent jurisdiction, provided that such party shall notify the other party in writing promptly upon receipt of knowledge of such order so that such other party may attempt to prevent such disclosure or seek a protective order; or (ii) to any applicable governmental authority as required by applicable law. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Issuer acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require Provider to maintain copies of practically all data, including communications and materials, regardless of any termination of this Agreement.

9. Miscellaneous.

a. ANY DISPUTE OR CONTROVERSY BETWEEN THE CLIENT AND PROVIDER RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED BY ARBITRATION BEFORE AND UNDER THE RULES OF THE ARBITRATION COMMITIEE OF FINRA.

b. This Agreement is non-exclusive and shall not be construed to prevent either party from engaging in any other business activities

c. This Agreement will be binding upon all successors, assigns or transferees of Client. No assignment of this Agreement by either party will be valid unless the other party consents to such an assignment in writing. Either party may freely assign this Agreement to any person or entity that acquires all or substantially all of its business or assets. Any assignment by the either party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by it will be deemed valid and enforceable in the absence of any consent from the other party.

d. Neither party will, without prior written approval of the other party, place or agree to place any advertisement in any website, newspaper, publication, periodical or any other media or communicate with the public in any manner whatsoever if such advertisement or communication in any manner makes reference to the other party, to any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with the other party and to the clearing arrangements and/or any of the Services embodied in this Agreement. Client and Dalmore will work together to authorize and approve co-branded notifications and client facing communication materials regarding the representations in this Agreement. Notwithstanding any provisions to the contrary within, Client agrees that Dalmore may make reference in marketing or other materials to any transactions completed during the term of this Agreement, provided no personal data or Confidential Information is disclosed in such materials.

e. THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THE AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party

f. If any provision or condition of this Agreement will be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, the validity of the remaining provisions and conditions will not be affected and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in the Agreement.

g. This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. The Agreement may not be modified or amended except by written agreement.

h. This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGE(S)]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CLIENT: RDE, Inc.

By	/s/ Ketan Thakker
Name:	Ketan Thakker
Its:	CEO

Dalmore Group, LLC:

By	/s/ Etan Butler
Name:	Etan Butler
Its:	Chairman

Exhibit A

Services:

a. Dalmore Responsibilities – Dalmore agrees to:

i.	Review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to Client whether or not to accept investor as a customer of the Client;

ii.	Review each investors subscription agreement to confirm such Investors participation in the offering, and provide a determination to Client whether or not to accept the use of the subscription agreement for the Investors participation;

iii.	Contact and/or notify the issuer, if needed, to gather additional information or clarification on an investor;

iv.	Not provide any investment advice nor any investment recommendations to any investor;

v.	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in our performance under this Agreement (e.g. as needed for AML and background checks);

vi.	Coordinate with third party providers to ensure adequate review and compliance.